BYRON D. HITTLE 312/609-7678 bhittle@vedderprice.com

February 5, 2007

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Larry Greene

Re:	Tortoise Energy Infrastructure Corporation (the “Company”; File No. 811-21462); Shelf Registration Statements on Form N-2 relating to the Company’s common stock, preferred stock and debt securities

To the Commission:

Transmitted herewith is a universal shelf registration statement on Form N-2 relating to the Company’s proposed issuance of common stock, preferred stock and/or debt securities on a delayed and/or continuous basis pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (the “1933 Act”) (the “New Shelf Registration Statement”). The primary purpose of the New Shelf Registration Statement is to register additional securities. Pursuant to Rule 429 under the 1933 Act, the Company intends to combine the prospectus contained in the New Shelf Registration Statement with the prospectus in the Company’s currently effective shelf registration statement on Form N-2 (File No. 333-131204) (the “Current Shelf Registration Statement”). Accordingly, the New Shelf Registration Statement, upon effectiveness, shall act as a post-effective amendment to the Current Shelf Registration Statement.

We respectfully request a limited and expedited review of the New Shelf Registration Statement. The New Shelf Registration Statement contains substantially the same disclosure as the Current Shelf Registration Statement except as follows:

•
The Company has added financial statements for the fiscal year ending November 30, 2006. To streamline maintenance of the shelf, the Company has incorporated its shareholder report by reference. We note that the Company has incorporated the full shareholder report, which includes certain supplemental (unaudited financial information), in addition to the audited financial statements.

  Mr. Larry Greene
  February 5, 2007

•
The Company has amended its Dividend Reinvestment Plan to add an option permitting additional cash purchases (see “Automatic Dividend Reinvestment and Cash Purchase Plan” at approximately page 47 of the prospectus). If a sufficient premium exists, the Company intends to issue new shares pursuant to the New Shelf Registration Statement.[1]

•
The Company has added disclosure relating to the potential for certain stockholders of the Company to sell their shares of common stock pursuant to the prospectus contained in the New Shelf Registration Statement (see “Plan of Distribution” at approximately page 62 of the prospectus). This language parallels the language currently being discussed with the staff in connection with a universal shelf registration statement for Tortoise Energy Capital Corporation.

•	The Company has established an unsecured revolving credit facility with a bank for short-term borrowings. (See “Leverage” at approximately page 24 of the prospectus.)

The Company hopes to be in a position to request for acceleration of effectiveness for the New Shelf Registration Statement on or about February 21, 2007.  Please contact the undersigned at (312) 609-7678 or Deborah Bielicke Eades at (312) 609-7661 with any questions relating to the New Shelf Registration Statement.

Sincerely,

/s/ Byron D. Hittle

BDH/mme
Enclosures

cc:	Terry C. Matlack
Deborah Bielicke Eades

bcc:	Steven F. Carman

________________________
1 See, e.g., Pilgrim Prime Rate Trust Registration Statement No. 333-61831.